

Mail Stop 3561

June 23, 2017

<u>Via E-mail</u>
Mr. John T. Standley
Chief Executive Officer
Rite Aid Corp.
30 Hunter Lane
Camp Hill, PA 17011

> **Re: Rite Aid Corp.**
> **Form 10-K for the Year Ended March 4, 2017**
> **Filed May 3, 2017**
> **Form 8-K filed April 25, 2017**
> **File No. 001-05742**

Dear Mr. Standley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 8-K filed April 25, 2017</u>

<u>Exhibit 99.1</u>

1. In the heading of the press release included as an exhibit to your Form 8-K, you disclose the Non-GAAP measure "adjusted EBITDA" for the fourth quarter of fiscal 2017 and for the full fiscal year 2017 as compared to the comparable periods of the prior year. Please revise to present the most comparable GAAP measure, net income, for each of these periods prior to the presentation of this non-GAAP measure. Refer to the guidance outlined in Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Measures as updated on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Linda Cvrkel, at (202) 551-3813 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining